Perceptive Capital Solutions Corp
51 Astor Place, 10th Floor
New York, New York 10003

May 21, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Benjamin Holt and David Link

Re:	Perceptive Capital Solutions Corp
Draft Registration Statement on Form S-1
Submitted April 16, 2024
CIK No. 0002017526

Ladies and Gentlemen:

On behalf of our client, Perceptive Capital Solutions Corp (the “Registrant”), we set forth below the Registrant’s response to the letter, dated May 15, 2024, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced draft registration statement on Form S-1 confidentially submitted by the Registrant on April 16, 2024 (the “Draft Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrant’s responses immediately below the Staff’s comments.

In addition, the Registrant has revised the Draft Registration Statement in response to the Staff’s comments and is, concurrently with the submission of this letter, publicly filing an amended version of the Draft Registration Statement (the “Amendment”), which reflects the revisions described in the Registrant’s responses below and clarifies certain other information. The page numbers in the text of the Registrant’s responses included below correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate & Construction
May 21, 2024

Draft Registration Statement on Form S-1 submitted April 16, 2024

Experience with Special Purpose Acquisition Vehicles, page 4

1.
Staff’s Comment: On pages 4-5 where you discuss the prior SPAC/de-SPAC experience of your management team, and elsewhere as appropriate, please disclose the current trading price of each post-combination publicly listed entity's common stock.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 5, as well as pages 92 and 93, accordingly.

Risk Factors
Risks Relating to our Search for, Consummation of, or Inability to Consummate, a Business Combination
If we are deemed to be an investment company under the Investment Company Act ..., page 53

2.
Staff’s Comment: Please expand your disclosure to include the risk to investors of the loss of the investment opportunity in a target company. Additionally, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: The Registrant acknowledges the Staff’s comment and has revised risk factor on pages 54 and 55 accordingly.

Effecting Our Initial Business Combination
Employees, page 115

3.
Staff’s Comment: We refer to your disclosure on page 26 regarding payments to your sponsor for the allocable costs of employees of an affiliate of your sponsor or otherwise. Please revise here or elsewhere as applicable to describe the material terms of any such arrangements.

Response: The Registrant acknowledges the Staff’s comment and has removed the disclosure from the Amendment.

Principal Shareholders, page 127

4.	Staff’s Comment: Please revise to identify Perceptive Advisors as a promoter or advise us as appropriate.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 129.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate & Construction
May 21, 2024

Description of Securities
Contractual transfer restrictions, page 147

5.
Staff’s Comment: Please reconcile your disclosures here and elsewhere regarding the duration of the transfer restrictions applicable to the founder shares. More specifically, we note several references to “the restriction not to transfer the founder shares for 180 days following the date of this prospectus,” which is inconsistent with the transfer restriction lasting, in part, until one year after the completion of your initial business combination.

Response: Registrant acknowledges the Staff’s comment and has revised the disclosure on page 149 and throughout the Amendment accordingly to clarify the disclosure related to the transfer restrictions included in the letter agreement and the underwriting agreement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler (by telephone at (212) 446-4660 or by email at christian.nagler@kirkland.com), Peter Seligson (by telephone at (212) 446-4756 or by email at peter.seligson@kirkland.com) or Mathieu Kohmann (by telephone at (212) 390-4510 or by email at mathieu.kohmann@kirkland.com) of Kirkland & Ellis LLP.

[Signature Page Follows]

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate & Construction
May 21, 2024

Sincerely,

PERCEPTIVE CAPITAL SOLUTIONS CORP

/s/ Adam Stone
Name:	Adam Stone
Title:	Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler Peter Seligson Mathieu Kohmann Kirkland & Ellis LLP